UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 30, 2017, regarding the share buy-back transactions.

Istanbul, January 30, 2017

Announcement Regarding the Board of Directors’ Resolution on Annual General Assembly

Our Company’s Board of Directors has decided:

•
to call the Annual General Assembly Meeting of our Company pertaining to the year 2016 to convene on March 30, 2017 at 10:00 am at the address of “Aydınevler Mahallesi, İnönü Caddesi, No:20, C Blok Conference Hall, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda; and

•
to appoint PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş as the independent audit firm to audit our Company’s accounts and operations for the year 2017 in accordance with Capital Markets Law, the Turkish Commercial Code, and related legislation and to submit this decision to the approval of our shareholders during the first Annual General Assembly Meeting of our Company.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING
FOR 2016

1-	Opening and election of the Presidency Board;
2-	Authorizing the Presidency Board to sign the minutes of the meeting;
3-	Reading the annual report of the Board of Directors relating to fiscal year 2016;
4-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2016;
5-	Reading, discussion and approval of the Turkish Commercial Code and Capital Markets Board balance sheets and profits/loss statements relating to fiscal year 2016;
6-	Release of the Board Members individually from the activities and operations of the Company pertaining to the year 2016;
7-
Informing the General Assembly on the donation and contributions made in the fiscal year 2016; discussion of and decision on Board of Directors’ proposal concerning determination of donation limit to be made in 2017, starting from the fiscal year 2017;

8-
Subject to the approval of the Ministry of Customs and Trade and Capital Markets Board; discussion of and decision on the amendment of Articles 3, 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 21, 24, 25 and 26 of the Articles of Association of the Company;

9-	Election of new Board Members in accordance with related legislation and determination of the newly elected Board Members’ term of office if there will be any new election;
10-	Determination of the remuneration of the Board Members;
11-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to Turkish Commercial Code and the capital markets legislation for auditing of the accounts and financials of the year 2017;

12-
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;

13-	Discussion of and decision on the distribution of dividend for the fiscal year 2016 and determination of the dividend distribution date;
14-
Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Capital Markets Board regulations;

15-	Closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2017	By:	/s/Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2017	By:	/s/Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President